Mail Stop 4561

February 19, 2009

Henry Liguori, President
Wavelit, Inc.
650 South Grand Avenue, Suite #1406
Los Angeles, CA 90017

      Re: Wavelit, Inc.
             Preliminary Information Statement on Schedule 14C
             Filed February 12, 2000
             File No. 333-90618

Dear Mr. Liguori:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You indicate in the last sentence on page 3 and elsewhere in your information statement that your shareholders will not receive the shares of the subsidiaries you are spinning off until after the registration statements to be filed by those subsidiaries become effective. However, you disclose as a risk factor on page 6 that the distribution shares your shareholders will receive may not be registered. Please reconcile this apparent discrepancy to clarify, if accurate, that the securities of the subsidiaries will not be distributed to your shareholders until the subsidiaries have registered such securities under the Securities Exchange Act of 1934. See Staff Legal Bulletin 4, available on our website at http://www.sec.gov/interps/legal.shtml.

2.   Your filing incorporates by reference certain historical financial statements in accordance with Item 13(a)(1) of Schedule 14A, but you have not provided pro forma financial statements showing the effects of the approved spin-offs described in the information statement. Please revise your filing to include such pro forma financial statements, or explain to us why you believe they are not required.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (501) 634-0070
        Phillip E. Koehnke, Esq.
        Telephone: (858) 229-8116